UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2
OMB APPROVAL
Certificate of Accounting of Securities and	OMB Number: 3235-0360
Similar Investments in the Custody of	Expires: December 31, 2026
Management Investment Companies	Estimated average burden
hours per response 2.0
Pursuant to Rule 17f-2 [17 CFR 270. l 7f-2]

1. Investment Company Act File Number				Date examination completed:
811-23782				August 18, 2025

2. State Identification Number:
AL	AK	AZ	AR	CA X	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement:
California First Leasing Corporation
4. Address of principal executive office (number, street, city, state, zip code):
5000 Birch Street, Suite 500, Newport Beach, California, 92660

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.

Give this Form to the independent public accountant who, in compliance with Rule l 7f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

Management Statement Regarding Compliance

With Certain Provisions of the

Investment Company Act of 1940

August 18, 2025

We, as members of management of California First Leasing Corporation (the Corporation), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies”, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Corporation’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2025 and for the period from September 30, 2024 through May 31, 2025.

Based on this evaluation, we assert that California First Leasing Corporation was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2025 and for the period from September 30, 2024 through May 31, 2025 with respect to securities and similar investments reflected in the investment accounts of the Corporation.

/s/ Patrick Paddon, CEO

/s/ Leslie Jewett, CFO

Report of Independent Registered Public Accounting Firm

To the Board of Directors California First Leasing Corporation Newport Beach, California

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that California First Leasing Corporation (the “Corporation”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of May 31, 2025 and from September 30, 2024 (date of our last examination) through May 31, 2025. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specific requirements). Our responsibility is to express an opinion on management’s assertion about the Corporation’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of May 31, 2025, and with respect to agreement of debt and equity security purchases and sales, for the period from September 30, 2024 (date of our last examination) through May 31, 2025.

•         Confirmation of all debt and equity securities held by Wells Fargo, custodian in book entry form.

•         Confirmation of bank deposit and money market accounts with custodian.

•         Reconciliation of all debt and equity security, bank deposit and money market accounts to the books and records of the Corporation and custodian.

•         Agreement of five equity security purchases and five equity security sales to the books and records of the Corporation and related broker confirmations.

eidebailly.com

25231 Paseo De Alicia, Ste. 100  |  Laguna Hills, CA 92653-4615  |  T 949.768.0833  |  F 949.768.8408  |  EOE

Our examination does not provide a legal determination on the Corporation’s compliance with the specific requirements.

In our opinion, management’s assertion that the Corporation complied with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2025 and from September 30, 2024 through May 31, 2025 with respect to securities and similar investments reflected in the investment accounts of the Corporation, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of California First Leasing Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Laguna Hills, California

August 18, 2025